UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 30, 2015**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On July 30, 2015, Meredith Corporation issued a news release reporting earnings for the fourth fiscal quarter and fiscal year ended June 30, 2015. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

   (d) Exhibits

   99   News release issued by Meredith Corporation dated July 30, 2015, reporting financial results for the fourth fiscal quarter and fiscal year ended June 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: July 30, 2015

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated July 30, 2015, reporting financial results for the fourth fiscal quarter and fiscal year ended June 30, 2015.



MEREDITH REPORTS OVER 20 PERCENT GROWTH IN FISCAL 2015 EARNINGS PER SHARE

Local Media Group Delivers Record Revenue and Profit Performance

Company Generates Record Digital Advertising & Licensing Revenues

DES MOINES, IA (July 30, 2015) - Meredith Corporation (**NYSE:MDP; www.meredith.com**), the leading media and marketing company serving more than 100 million unduplicated American women and over 60 percent of U.S. millennial women, today reported fiscal 2015 earnings per share of $3.02, compared to $2.50 in the prior year, a 21 percent increase.

Excluding special items in both years, fiscal 2015 earnings per share were $3.30, compared to $2.80, an 18 percent increase. Fiscal 2015 revenues rose 9 percent to a record $1.6 billion, including 15 percent growth in advertising revenues. (*See Tables 1-2 for supplemental disclosures regarding non-GAAP financial measures.)*

"Fiscal 2015 was a year of strong growth in revenues, profit and cash flow," said Meredith Chairman and CEO Stephen M. Lacy. "Our Local Media Group delivered the best financial performance in its over 65-year history, and our National Media Group set records in digital advertising and brand licensing revenues. We aggressively added to our portfolio, including acquiring great local television stations, powerful national brands, and cutting-edge digital properties. Importantly, we continued to deliver on our Total Shareholder Return strategy by returning cash to shareholders through increased dividends and our share repurchase program."

Looking at Meredith's fiscal year 2015 performance compared to the prior year:

- **Local Media Group operating profit increased 44 percent to a record $163 million.** Growth was driven primarily by the addition of television stations KMOV in St. Louis and KTVK in Phoenix; a strong political cycle led by Meredith stations in Phoenix, Hartford and Kansas City; and a higher net retransmission contribution.

- **National Media Group operating profit increased 8 percent,** led by the additions of the Shape and Martha Stewart media properties; strong performance by the Allrecipes brand; growth in Brand Licensing and Meredith Xcelerated Marketing; and disciplined expense management.

- **Total Company digital advertising revenues grew more than 45 percent, driven by recent acquisitions and organic growth.** National Media Group digital advertising revenues increased nearly 50 percent, while Local Media Group digital advertising revenues increased nearly 40 percent.

- **Cash flow from operations grew to more than $190 million.** Meredith returned over $125 million to shareholders through dividends and share repurchases, consistent with the Company's successful Total Shareholder Return strategy.

For the fourth-quarter of fiscal 2015, Meredith's earnings per share were $0.94, compared to $0.89 in the prior-year period ($0.88 excluding special items). Total revenues rose 9 percent to $426 million, including 13 percent growth in advertising revenues.

FISCAL 2015 BUSINESS HIGHLIGHTS

Meredith continued to execute **a series of well-defined strategic initiatives** in fiscal 2015 to accelerate profit and free cash flow growth. These included:

- **Increasing its powerful consumer connection** - Consumer engagement strengthened across Meredith's media platforms, including magazine readership, television news viewership, digital and mobile traffic, and sales of branded product at retail.

- **Generating record political advertising revenues** - Meredith's television stations combined to generate $44 million of political advertising revenues, an increase of 12 percent compared to fiscal 2013, the last election cycle.

- **Continued expansion of the Company's media portfolio including:**

  - **In the Local Media Group**, Meredith added WALA, the FOX affiliate in Mobile-Pensacola, and WGGB, the ABC affiliate in Springfield, Mass. WGGB is also the FOX affiliate, airing it on a digital tier, and Meredith already owned the CBS affiliate in Springfield. Meredith's 17 stations - including five duopolies - now reach 11 percent of U.S. television households.

  - **In the National Media Group**, Meredith acquired the Shape brand, the clear leader in the women's active lifestyle category. It also entered into a long-term partnership with the Martha Stewart media properties, and expanded into the wedding category with the addition of the Martha Stewart Weddings brand and leading digital destination mywedding.com. Meredith increased the rate bases of *Allrecipes* and *EatingWell* magazines, and launched *Parents Latina*, a new brand aimed at growing its reach to U.S. Hispanic millennial women.

- **Rapid growth in digital, mobile, video and social platforms -** Traffic across Meredith's digital properties is now averaging approximately 70 million unique visitors per month, ranking Meredith among the top 35 digital operators in the U.S. In addition to mywedding.com, Meredith acquired Selectable Media, a leading native and engagement-based advertising platform; and Qponix, a leading shopper marketing platform and network.

- **Strong performance from non-advertising-related activities -** Brand Licensing delivered excellent performance, driven by strong sales of Better Homes and Gardens branded products at Walmart stores across the U.S. Meredith Xcelerated Marketing generated more than 20 percent growth in operating profit as the digital marketing agency leveraged its content marketing expertise on behalf of clients in the automotive, casual dining, consumer packaged goods, managed healthcare, and retail industries. Additionally, Meredith's Local Media Group delivered significant growth in retransmission revenues.

- **Successful execution of its Total Shareholder Return Strategy -** Meredith increased its dividend by 6 percent to $1.83 per share on an annualized basis, the 22nd consecutive year of dividend growth. The dividend is currently yielding approximately 4 percent.

OPERATING GROUP DETAIL

LOCAL MEDIA GROUP

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, including seven stations in the nation's Top 25 and 13 in Top 50 markets. Meredith's stations produce more than 660 hours of local news and entertainment content each week. Meredith expects to continue to grow its Local Media Group both organically and through strategic acquisitions.

Fiscal 2015 Local Media Group operating profit increased 44 percent to a record $163 million. Excluding special items in both periods, operating profit and adjusted EBITDA grew more than 35 percent each to $169 million and $206 million, respectively. Adjusted EBITDA margin was 39 percent. Revenues increased 33 percent to $534 million. (*See Tables 1-4.*)

Looking more closely at fiscal 2015 financial performance compared to the prior year:

- Total advertising revenues increased 35 percent to $400 million, an all-time record.

- Non-political advertising revenues grew 23 percent to $357 million. Results were led by acquired stations in Phoenix, St. Louis, Mobile and Springfield, along with strong digital advertising revenue performance.

- Political advertising revenues were $44 million, a record high. Performance was led by newly acquired stations in St. Louis and Phoenix, along with Meredith's existing stations in Phoenix, Hartford and Kansas City.

- Other revenues and operating expenses increased, due primarily to growth in retransmission revenues from cable and satellite television operators and higher programming fees paid to affiliated networks, along with increases from recent acquisitions.

Meredith demonstrated its strong connection with viewers in the May ratings period, as eight of its stations were No. 1 or No. 2 in late news, and nine were No. 1 or No. 2 in morning news.

"Our television expansion strategy continues to drive growth in revenue and profit," said Meredith Local Media Group President Paul Karpowicz. "We have successfully integrated the four stations we acquired, while also delivering stronger financial performance from our existing stations. Looking ahead, we are focused on continued growth across our group - including from our digital and mobile platforms - while actively looking for opportunities to add to our portfolio."

For the fourth-quarter of fiscal 2015, Local Media Group operating profit was $40 million compared to $25 million in the prior-year period ($32 million excluding special items, *See Tables 1-2*). Revenues increased 17 percent to $130 million.

NATIONAL MEDIA GROUP

Meredith's National Media Group reaches a multi-channel audience of approximately 220 million consumers each month, including more than 100 million unduplicated American women, and over 60 percent of U.S. millennial women. Meredith is a leader at creating content across media platforms and life stages in key consumer interest areas such as food, home, parenthood and health. It also features robust brand licensing activities and innovative business-to-business marketing services. Meredith expects to continue to grow its National Media Group organically and through strategic acquisitions.

Fiscal 2015 National Media Group operating profit increased 8 percent to $123 million. Excluding special items in both periods, operating profit increased 3 percent to $137 million. Revenues were flat at $1.1 billion. (*See Tables 1-2.*)

Looking more closely at fiscal 2015 advertising performance compared to the prior year:

- Total advertising revenues grew 3 percent to $496 million. Performance was driven by the addition of *Shape* and *Martha Stewart Living*, along with food-oriented brands *Allrecipes*, *EatingWell* and *Family Circle*. In particular, the prescription drug, retail and food categories were stronger than the prior year.

- Digital advertising revenues increased nearly 50 percent, accounting for nearly 25 percent of total National Media Group advertising revenues. Growth was driven by Allrecipes.com, along with the addition of Marthastewart.com, Shape.com, mywedding.com and Selectable Media.

Circulation contribution and margin increased in fiscal 2015. Meredith continued to expand its digital consumer marketing activities, driving approximately one-third of magazine subscription acquisitions via digital sources over the last 12 months. During the year, Meredith increased the rate base of *Allrecipes* magazine to 1.1 million, more than doubling its size at launch in November 2013. Meredith also grew the rate base of *EatingWell* magazine to 1 million, up from 350,000 when acquired four years ago. Total circulation revenues declined 4 percent to $314 million, primarily due to the *Ladies' Home Journal* transition to a quarterly newsstand title, partially offset by the additions of *Martha Stewart Living* and *Shape*.

Meredith's consumer engagement remained robust. According to the May year-to-date Magazine Media 360 audience report, Better Homes and Gardens was the 3rd largest brand in the industry, with a total monthly audience average of 48 million, and Allrecipes was No. 10, with a total monthly audience average of 36 million. Additionally, the EatingWell and FamilyFun brands delivered over 10 percent audience growth.

Meredith also delivered stronger results from businesses not dependent on advertising:

- Brand licensing revenues and operating profit increased, driven by sales of more than 3,000 SKUs of Better Homes and Gardens licensed products at over 4,000 Walmart stores nationwide. Meredith's licensing activities were named the world's third largest by *License!Global* magazine for the second straight year.

- Meredith Xcelerated Marketing delivered significantly higher operating profit and margin. MXM was named Content Marketing Agency of the Year by the Content Marketing Institute.

"We're pleased with our growth in operating profit, led by contributions from our newly acquired businesses, along with record digital and brand licensing performance," said Meredith National Media Group President Tom Harty. "Looking ahead, we will continue execution of the innovative and successful strategies that are driving rapid growth in our digital operations, and actively explore opportunities to add to our portfolio."

For the fourth-quarter of fiscal 2015, National Media Group operating profit increased to $44 million. Revenues increased 6 percent to $296 million, including 11 percent growth in advertising revenue.

OTHER FINANCIAL INFORMATION

Consistent with its Total Shareholder Return strategy, Meredith repurchased approximately 925,000 shares of stock in fiscal 2015, and $97 million remained under the current repurchase authorization. Total debt was $795 million, and the weighted average interest rate was 2.5 percent, with $450 million effectively at a fixed rate. Meredith's debt-to-EBITDA ratio for the trailing 12 months was 2.5 to 1 (as defined in Meredith's credit agreements). All metrics are as of June 30, 2015.

Key elements of Meredith's Total Shareholder Return strategy are (1) An annual dividend of $1.83 per share (yielding approximately 4 percent), a 6 percent increase over the prior year and a nearly 80 percent increase since Meredith launched its TSR strategy in October 2011; (2) An ongoing share repurchase program; and (3) Strategic investments to scale the business and increase shareholder value.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings. All fiscal 2015 full-year and fourth-quarter comparisons are against the comparable prior-year period unless otherwise stated.

OUTLOOK

Meredith expects full year fiscal 2016 earnings per share to range from $2.90 to $3.25. Meredith will be cycling against a record $44 million (or $0.59 per share) in net political advertising revenues recorded by its Local Media Group in fiscal 2015.

Looking more closely at the first quarter of fiscal 2016 compared to the prior-year period:

- Total Company revenues are expected to be up low-single digits.

- Total Local Media Group revenues are expected to be flat to up slightly.

- Total National Media Group revenues are expected to be up low- to mid-single digits.

- Meredith expects fiscal 2016 first quarter earnings per share to range from $0.47 to $0.52, compared to $0.65 in the prior year period. Meredith will be cycling against $13 million (or $0.18 per share) in net political advertising revenues recorded in the prior-year period.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the first quarter and full year fiscal 2016. These and other uncertainties are referenced below under "Safe Harbor" and in certain filings with the U.S. Securities and Exchange Commission.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on July 30, 2015, at 11 a.m. EDT to discuss fiscal 2015 and fourth-quarter results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA, adjusted EBITDA, EBITDA margin and adjusted EBITDA margin are common supplemental measures of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Management does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because it includes certain contractual and non-discretionary expenditures. Adjusted EBITDA is defined as EBITDA before special items.

Results excluding special items are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and available at www.meredith.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this release that are forward-looking include, but are not limited to, the Company's revenue and earnings-per-share outlook for first-quarter and full-year fiscal 2016.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile, tablets and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. television households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce more than 660 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches a multi-channel audience of approximately 220 million consumers monthly, including more than 100 million unduplicated women and over 60 percent of American millennial women. Meredith is the leader in creating content across media platforms in key consumer interest areas such as food, home, parenthood and health through well-known brands such as Better Homes and Gardens, Parents, Allrecipes and Shape. The National Media Group features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. and at Walmart.com. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and NBC Universal.

Meredith's balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith's current annualized dividend of $1.83 per share yields approximately 4 percent. Meredith has paid a dividend for 68 straight years and increased it for 22 consecutive years.

-- # # # # --

Shareholder/Financial Analyst Contact: **Media Contact:**
Mike Lovell   Art Slusark
Director of Investor Relations   Chief Communications Officer
Phone: (515) 284-3622   Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com   E-mail: Art.Slusark@meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

		Three Months			Twelve Months	
Years ended June 30,		2015	2014		2015	2014
(In thousands except per share data)						
Revenues						
Advertising	$	231,085	$ 204,138	$	896,548	$ 778,391
Circulation		92,295	87,669		313,685	327,214
All other		102,528	98,987		383,943	363,103
Total revenues		425,908	390,794		1,594,176	1,468,708
Operating expenses						
Production, distribution, and editorial		162,323	149,265		598,941	567,024
Selling, general, and administrative		174,176	167,442		695,319	655,241
Depreciation and amortization		16,117	13,510		57,804	59,928
Total operating expenses		352,616	330,217		1,352,064	1,282,193
Income from operations		73,292	60,577		242,112	186,515
Interest expense, net		(5,146)	(3,500)		(19,352)	(12,176)
Earnings before income taxes		68,146	57,077		222,760	174,339
Income taxes		(25,567)	(16,632)		(85,969)	(60,798)
Net earnings	$	42,579	$ 40,445	$	136,791	$ 113,541
Basic earnings per share	$	0.95	$ 0.91	$	3.07	$ 2.54
Basic average shares outstanding		44,596	44,551		44,522	44,636
Diluted earnings per share	$	0.94	$ 0.89	$	3.02	$ 2.50
Diluted average shares outstanding		45,416	45,250		45,323	45,410
Dividends paid per share	$	0.4575	$ 0.4325	$	1.7800	$ 1.6800

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Years ended June 30,	Three Months			Twelve Months			
		2015	2014		2015		2014
(In thousands)							
Revenues							
National media							
Advertising	$	136,219	$ 122,734	$	496,204	$	482,808
Circulation		92,295	87,669		313,685		327,214
Other revenues		67,333	69,222		249,963		255,876
Total national media		295,847	279,625		1,059,852		1,065,898
Local media							
Non-political advertising		93,633	78,280		356,547		290,698
Political advertising		1,233	3,124		43,797		4,885
Other revenues		35,195	29,765		133,980		107,227
Total local media		130,061	111,169		534,324		402,810
Total revenues	$	425,908	$ 390,794		$ 1,594,176		$ 1,468,708
Operating profit							
National media	$	44,219	$ 43,353	$	122,681	$	113,113
Local media		39,959	25,463		162,677		113,060
Unallocated corporate		(10,886)	(8,239)		(43,246)		(39,658)
Income from operations	$	73,292	$ 60,577	$	242,112	$	186,515
Depreciation and amortization							
National media	$	5,705	$ 4,100	$	17,186	$	29,455
Local media		9,853	8,974		38,779		28,815
Unallocated corporate		559	436		1,839		1,658
Total depreciation and amortization	$	16,117	$ 13,510	$	57,804	$	59,928
EBITDA [1]							
National media	$	49,924	$ 47,453	$	139,867	$	142,568
Local media		49,812	34,437		201,456		141,875
Unallocated corporate		(10,327)	(7,803)		(41,407)		(38,000)
Total EBITDA [1]	$	89,409	$ 74,087	$	299,916	$	246,443

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets		June 30, 2015		June 30, 2014
(In thousands)				
Current assets				
Cash and cash equivalents	$	22,833	$	36,587
Accounts receivable, net		284,646		257,644
Inventories		24,681		24,008
Current portion of subscription acquisition costs		122,350		96,893
Current portion of broadcast rights		4,516		4,551
Assets held for sale		—		56,010
Other current assets		23,505		17,429
Total current assets		482,531		493,122
Property, plant, and equipment		527,622		501,106
Less accumulated depreciation		(313,886)		(296,168)
Net property, plant, and equipment		213,736		204,938
Subscription acquisition costs		103,842		101,533
Broadcast rights		1,795		3,114
Other assets		67,750		86,935
Intangible assets, net		972,382		813,297
Goodwill		1,001,246		840,861
Total assets	$	2,843,282	$	2,543,800

Liabilities and Shareholders' Equity				
Current liabilities				
Current portion of long-term debt	$	62,500	$	87,500
Current portion of long-term broadcast rights payable		4,776		4,511
Accounts payable		93,944		81,402
Accrued expenses and other liabilities		163,655		136,047
Current portion of unearned subscription revenues		206,126		173,643
Total current liabilities		531,001		483,103
Long-term debt		732,500		627,500
Long-term broadcast rights payable		2,998		4,327
Unearned subscription revenues		151,221		151,533
Deferred income taxes		311,645		277,477
Other noncurrent liabilities		162,067		108,208
Total liabilities		1,891,432		1,652,148
Shareholders' equity				
Common stock		37,657		36,776
Class B stock		6,963		7,700
Additional paid-in capital		49,019		41,884
Retained earnings		870,859		814,050
Accumulated other comprehensive loss		(12,648)		(8,758)
Total shareholders' equity		951,850		891,652
Total liabilities and shareholders' equity	$	2,843,282	$	2,543,800

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Twelve months ended June 30,	2015	2014
(In thousands)		
Net cash provided by operating activities	$ 192,347	$ 178,090
Cash flows from investing activities		
Acquisitions of and investments in businesses	(257,030)	(417,461)
Additions to property, plant, and equipment	(33,245)	(24,822)
Proceeds from disposition of assets	83,434	—
Net cash used in investing activities	(206,841)	(442,283)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	470,000	666,000
Repayments of long-term debt	(390,000)	(301,000)
Dividends paid	(79,982)	(75,392)
Purchases of Company stock	(46,764)	(78,226)
Proceeds from common stock issued	41,251	58,885
Excess tax benefits from share-based payments	6,471	4,855
Other	(236)	(2,016)
Net cash provided by financing activities	740	273,106
Net increase (decrease) in cash and cash equivalents	(13,754)	8,913
Cash and cash equivalents at beginning of year	36,587	27,674
Cash and cash equivalents at end of year	$ 22,833	$ 36,587

Table 1

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Twelve months ended June 30, 2015	National Media	Local Media	Unallocated Corporate	Total
(In thousands except per share data)				
Operating profit excluding special items (non-GAAP)............	$ 136,860	$ 168,722	$ (42,740)	$ 262,842
Special items				
Severance and related benefits costs....................................	(11,853)	(2,311)	(506)	(14,670)
Write-down of impaired assets...	(1,692)	(1,259)	—	(2,951)
Acquisition and disposal transaction costs..........................	(564)	(2,284)	—	(2,848)
Other..	(70)	(191)	—	(261)
Total special items...	(14,179)	(6,045)	(506)	(20,730)
Operating profit...	$ 122,681	$ 162,677	$ (43,246)	$ 242,112
Earnings per share excluding special items (non-GAAP)			$	3.30
Per share impact of special items of $20,730 ($12,749 after tax)..				(0.28)
Diluted earnings per share			$	3.02

Table 2

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Three months ended June 30, 2014	National Media	Local Media	Unallocated Corporate	Total
(In thousands except per share data)				
Operating profit excluding special items (non-GAAP)............	$ 43,353	$ 31,558	$ (8,239)	$ 66,672
Special items				
Severance costs	—	(3,366)	—	(3,366)
Acquisition transaction costs	—	(2,409)	—	(2,409)
Other...	—	(320)	—	(320)
Total special items..	—	(6,095)	—	(6,095)
Operating profit...	$ 43,353	$ 25,463	$ (8,239)	$ 60,577

Earnings per share excluding special items (non-GAAP)	$	0.88
Per share impact of operating special items of $6,095 ($3,749 after tax)...............................		(0.08)
Per share impact of tax benefit special item of $4,291		0.09
Diluted earnings per share	$	0.89

Twelve months ended June 30, 2014	National Media	Local Media	Unallocated Corporate	Total
(In thousands except per share data)				
Operating profit excluding special items (non-GAAP)............	$ 132,880	$ 122,230	$ (39,964)	$ 215,146
Special items				
Write-down of impaired intangible assets...........................	(10,322)	—	—	(10,322)
Severance costs	(8,549)	(3,366)	—	(11,915)
Write-down of other impaired assets	(1,125)	—	—	(1,125)
Acquisition transaction costs	—	(5,484)	—	(5,484)
Other...	229	(320)	306	215
Total non-GAAP adjustments..	(19,767)	(9,170)	306	(28,631)
Operating profit...	$ 113,113	$ 113,060	$ (39,658)	$ 186,515

Earnings per share excluding special items (non-GAAP)	$	2.80
Per share impact of operating special items of $28,631 ($17,608 after tax)...........................		(0.38)
Per share impact of interest expense special item of $636 ($391 after tax)............................		(0.01)
Per share impact of tax benefit special item of $4,291		0.09
Diluted earnings per share	$	2.50

Table 3

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA

Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.

Segment EBITDA is a measure of segment earnings before depreciation and amortization.

Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

Adjusted EBITDA

Consolidated adjusted EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, amortization, and special items.

Segment adjusted EBITDA is a measure of segment earnings before depreciation, amortization, and special items.

Segment adjusted EBITDA margin is defined as segment adjusted EBITDA divided by segment revenues.

Three months ended June 30, 2015	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 295,847	$ 130,061	$ —	$ 425,908
Operating profit	$ 44,219	$ 39,959	$ (10,886)	$ 73,292
Depreciation and amortization	5,705	9,853	559	16,117
EBITDA	$ 49,924	$ 49,812	$ (10,327)	89,409
Less				
Depreciation and amortization				(16,117)
Net interest expense				(5,146)
Income taxes				(25,567)
Net earnings				$ 42,579
Segment EBITDA margin	16.9%	38.3%		

Twelve months ended June 30, 2015	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 1,059,852	$ 534,324	$ —	$ 1,594,176
Operating profit	$ 122,681	$ 162,677	$ (43,246)	$ 242,112
Depreciation and amortization	17,186	38,779	1,839	57,804
EBITDA	139,867	201,456	(41,407)	299,916
Special items				
Severance costs	11,853	2,311	506	14,670
Write-down of impaired assets	1,692	—	—	1,692
Acquisition and disposal transaction costs	564	2,284	—	2,848
Other	70	191	—	261
Total special items	14,179	4,786	506	19,471
Adjusted EBITDA	$ 154,046	$ 206,242	$ (40,901)	319,387
Less				
Depreciation and amortization				(57,804)
Total special items				(19,471)
Net interest expense				(19,352)
Income taxes				(85,969)
Net earnings				$ 136,791
Segment EBITDA margin	13.2%	37.7%		
Segment adjusted EBITDA margin	14.5%	38.6%		

Table 4

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA
Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.
Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

Adjusted EBITDA
Consolidated adjusted EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, amortization, and special items.
Segment adjusted EBITDA is a measure of segment earnings before depreciation, amortization, and special items.
Segment adjusted EBITDA margin is defined as segment adjusted EBITDA divided by segment revenues.

Three months ended June 30, 2014	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 279,625	$ 111,169	$ —	$ 390,794
Operating profit	$ 43,353	$ 25,463	$ (8,239)	$ 60,577
Depreciation and amortization	4,100	8,974	436	13,510
EBITDA	47,453	34,437	(7,803)	74,087
Special items				
Severance costs	—	3,366	—	3,366
Acquisition transaction costs	—	2,409	—	2,409
Other	—	320	—	320
Total special items	—	6,095	—	6,095
Adjusted EBITDA	$ 47,453	$ 40,532	$ (7,803)	80,182
Less				
Depreciation and amortization				(13,510)
Total special items				(6,095)
Net interest expense				(3,500)
Income taxes				(16,632)
Net earnings				$ 40,445
Segment EBITDA margin		17.0%	31.0%	
Segment adjusted EBITDA margin		17.0%	36.5%	

Twelve months ended June 30, 2014	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 1,065,898	$ 402,810	$ —	$ 1,468,708
Operating profit	$ 113,113	$ 113,060	$ (39,658)	$ 186,515
Depreciation and amortization	29,455	28,815	1,658	59,928
EBITDA	142,568	141,875	(38,000)	246,443
Special items				
Severance costs	8,549	3,366	—	11,915
Write-down of other impaired assets	245	—	—	245
Acquisition transaction costs	—	5,484	—	5,484
Other	(229)	320	(306)	(215)
Total special items	8,565	9,170	(306)	17,429
Adjusted EBITDA	$ 151,133	$ 151,045	$ (38,306)	263,872
Less				
Depreciation and amortization				(59,928)
Total special items				(17,429)
Net interest expense				(12,176)
Income taxes				(60,798)
Net earnings				$ 113,541
Segment EBITDA margin	13.4%	35.2%		
Segment adjusted EBITDA margin	14.2%	37.5%		